  Exhibit 3.1
CERTIFICATE OF INCREASE
 OF
 SERIES C SENIOR CONVERTIBLE PREFERRED STOCK
 OF
 DYNARESOURCE, INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

DynaResource, Inc. (the “Corporation”), a Delaware corporation, in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation, as amended, of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation has adopted the following resolution increasing the number of authorized shares of the Series C Senior Convertible Preferred Stock of the Corporation:

RESOLVED: That pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, the number of shares of the series of Preferred Stock of the Corporation designated as Series C Senior Convertible Preferred Stock be, and hereby is, increased from 1,733,221 shares to 1,734,992 shares; and that the appropriate officers of the Corporation be and hereby are authorized and directed in the name and on behalf of the Corporation to execute and file a Certificate of Increase with the Secretary of State of the State of Delaware increasing the number of shares constituting the Series C Senior Convertible Preferred Stock from 1,733,221 to 1,734,992 and to take any and all other actions deemed necessary or appropriate to effectuate this resolution.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Increase to be executed by its duly authorized officer on this 13th day of May, 2020.

DYNARESOURCE, INC.

By:
Name: K.W. (“K.D.”) Diepholz
Title: Chairman & CEO